

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2012

Via E-mail
R. H. Wirahadiraksa
Executive Vice-president, Chief Financial Officer, member of the
  Board of Management and the Executive Committee
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

      Re: Koninklijke Philips Electronics N.V.
      Form 20-F for the fiscal year ended December 31, 2011
      Filed February 24, 2012
      File No. 001-05146-01

Dear Mr. Wirahadiraksa:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Our comment asks you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to our comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Group Financial Statements

Note 18. Shareholders' equity, Objectives, policies and processes for managing capital, page 172

1.   We note that you incorporate by reference Chapter 15, Reconciliation of non- GAAP information, into this note. Given that Chapter 15 includes various non-GAAP measures, please tell us your consideration of the guidance in Item 10(e)(1)(ii)(C), 10(e)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb at (202) 551-3603 or Kate Tillan, Assistant Chief Accountant, at (202) 551- 3604 if you have questions regarding our comment on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin F. James
Senior Assistant Chief Accountant